# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of June, 2002



**NEC Corporation**
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. **Distribution of the Notice of Resolutions adopted at the 164th Ordinary General Meeting of Shareholders**

On June 20, 2002, NEC Corporation (the "Company") sent out each of the Company's shareholders the Notice of Resolutions adopted at the 164th Ordinary General Meeting of Shareholders (the "Notice").

2. **Outline of the Reports**

Following is the English translation of the Notice.

(Translation)

The following is an English translation of the Notice of Resolutions adopted at the 164th Ordinary General Meeting of Shareholders of NEC Corporation held on June 20, 2002. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

**NEC Corporation**

June 20, 2002
7-1, Shiba 5-chome,
Minato-ku, Tokyo

To Our Shareholders:

**NOTICE OF RESOLUTIONS ADOPTED AT THE 164TH ORDINARY GENERAL MEETING OF SHAREHOLDERS**

We are pleased to inform you that at the 164th Ordinary General Meeting of Shareholders (the "Meeting") of NEC Corporation (the "Company") held today, a report was given, and resolutions passed, as follows:

**Matters to be Reported Upon:**

A report concerning the contents of the Business Report, Balance Sheet and Statement of Income with respect to the 164th Business Period from April 1, 2001 to March 31, 2002 was made.

**Matters to be Voted Upon:**

It was resolved:

THAT, "PROPOSAL No. 1: APPROVAL OF THE PLAN FOR DISPOSITION OF INCOME WITH RESPECT TO THE 164TH BUSINESS PERIOD" be approved as proposed and THAT year-end dividends for the 164th Business Period be ¥3 per share;

THAT, in regard to "PROPOSAL NO. 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION", the amendments to the Articles in accordance with amendments to the Commercial Code of Japan, including the changes in the language reflecting the introduction of new "Unit Shares" ("Tangen Kabu") system, the establishment of the new Article relating to the contracts with outside directors to limit their liabilities, and the establishment of the Supplementary Provision relating to the handling of dividends on the shares to be issued upon conversion of convertible debentures, be approved as proposed;

THAT, in regard to "PROPOSAL NO. 3: ELECTION OF SEVEN DIRECTORS", Messrs. Hajime Sasaki, Koji Nishigaki, Kaoru Tosaka and Toshio Morikawa, who is a candidate for outside directors defined in Paragraph 2, Article 188 of the Commercial Code of Japan, be re-elected and THAT Messrs. Shunichi Suzuki, Tsutomu Nakamura and Akira Uehara be newly elected to the Board of Directors;

THAT, in regard to "PROPOSAL NO. 4: ISSUE OF STOCK ACQUISITION RIGHTS (the

**(Translation)**

"Rights") WITH FAVORABLE CONDITIONS TO PERSONS OTHER THAN THE SHAREHOLDERS FOR THE PURPOSE OF GRANTING STOCK OPTIONS"; for the purpose of granting stock options with a view to promoting the management highly conscious of the shareholder value and creating a motivation to improve business results of NEC Group, issue of the Rights to acquire no more than 450,000 shares of the Company's common stocks, to the persons who are directors and employees (corporate officers, executive general managers, employees having the responsibilities equally important to those of executive general managers), and full-time chairmen and presidents of the Company's important subsidiaries in Japan (excluding companies whose stocks are listed) from the strategic viewpoint of the Company and its group companies ("NEC Group"), be approved as proposed; and

THAT, in regard to "PROPOSAL NO. 5: PRESENTATION OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS", retirement allowances to four retiring Directors, Messrs. Masato Chiba, Eiichi Yoshikawa, Kanji Sugihara and Norio Saito, be presented within a reasonable amount according to the rules of the Company, and THAT the Board of Directors be authorized to decide the amount, time and method of payment, etc. in respect of the retirement allowances to the retiring Directors.

Hajime Sasaki
Chairman of the Board

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## PAYMENT OF YEAR-END DIVIDENDS FOR THE 164TH BUSINESS PERIOD

Year-end dividends for the 164th Business Period will be paid to you when you present an enclosed receipt form to a post office in Japan, during the period from June 21, 2002 to July 31, 2002.

If you already notified the Company of your bank account to receive the dividends, two separate notices are enclosed, one indicating the amount of dividends you have received and the other indicating the designated account number for receiving the dividends.

### Public Notice of Balance Sheet and Statement of Income

The information regarding the balance sheet and the statement of income for the 164th Business Period will be provided on the Company's Internet Home Page (http://www.nec.co.jp/) instead of a notice published in the Nihon Keizai Shimbun.

## MEMORANDUM FOR SHAREHOLDERS

**Transfer Agent:**

The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome, Chuo-ku, Osaka

**Handling Office:**

Transfer Agent Department,
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo

**For inquiry:**

Mailing Address
Transfer Agent Department (Tokyo),
The Sumitomo Trust and Banking Company, Limited
1-10, Nikko-cho, Fuchu, Tokyo 183-8701

Telephone

| | |
|---|---|
| Domestic call | (For a request for the form to register your address changes, etc.) |
| | : 0120-175-417 |
| | (For other inquiries) |
| | : 0120-176-417 |
| International call | (For all inquiries) |

(Translation)

: +81-42-351-2211

**Liaison Offices:**

Head office and each branch office in Japan of The Sumitomo Trust and Banking Company, Limited

The information on procedures concerning the Company's shares is also available on the following WEB site of the Transfer Agent: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html